FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2009
VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)
300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☑	Form 40-F	☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-___.]

Quarterly Report for the Period Ending
March 31, 2009
VIDEOTRON LTD.
Filed in this Form 6-K
Documents index

1-	Quarterly report for the period ended March 31, 2009 of Videotron Ltd.

QUARTERLY REPORT
2009 FISCAL YEAR
VIDEOTRON LTD
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three-Month Period
January 1, 2009 — March 31, 2009
May 15, 2009

VIDEOTRON LTD.
Interim Consolidated Financial Statements
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
Financial Statements

Management’s Discussion and Analysis	2
Interim Consolidated Statements of Income	12
Interim Consolidated Statements of Comprehensive Income	13
Interim Consolidated Statements of Shareholder’s Equity	14
Interim Consolidated Statements of Cash Flows	15
Interim Consolidated Balance Sheets	16
Notes to Interim Consolidated Financial Statements	17

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
We are Videotron Ltd, a fully-owned subsidiary of Quebecor Media Inc., incorporated under Part IA of the Companies Act (Québec). We are the largest cable television operator in the Province of Québec and the third largest in Canada, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services.
The following Management Discussion and Analysis covers the main activities in the first quarter of 2009 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2008 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE DECEMBER 31, 2008
On March 5, 2009, the Company issued US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of estimated financing fees of $6.9 million. The Senior Notes bear interest at a rate of 9.125% for an effective interest rate of 9.35% payable every six months on June 15 and December 15, and will mature on April 15, 2018. These Notes are unsecured and contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of the Company and are redeemable at the option of the Company, at a decreasing premium commencing April 15, 2013. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at a foreign exchange rate or 1.2965.
NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
Operating Income
We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain (loss) on valuation and translation of derivative instrument, income taxes and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:

MANAGEMENT DISCUSSION AND ANALYSIS
•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	it does not reflect financial expenses or the cash necessary to pay financial expenses; and

•	it does not include the gain and loss of using derivative instruments.
It should be noted that our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income as disclosed in our consolidated financial statements in table 1 below.
Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three-months
	ended March 31
	2009	2008

Operating Income	$223.6	$196.9
Amortization	(58.7)	(52.7)
Financial expenses	(14.9)	(21.6)
Gain (loss) on valuation and translation of derivative instruments	10.5	(6.6)
Other	1.1	—
Income taxes	(21.1)	(18.8)

Net Income	$140.5	$97.2

Average Revenue per User
Average monthly revenue per user (“ARPU”) is an industry metric that we use to measure our cable, Internet and telephony revenues per month per average basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2009/2008 first QUARTER COMPARISON
Revenues: $477.5 million, an increase of $46.9 million (10.9%).
•	Combined revenues from all cable television services increased $16.6 million (8.5%) to $211.7 million. This growth was primarily due to an increase in the average number of basic cable customers, the continuing migration of our customers from analog to digital services, higher buying rates for our video-on-demand and pay-TV products, an increase of subscribers to our High Definition packages, as well as the price increases implemented in March 2008 and March 2009, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers. ARPU for our cable television services increased from $39.52 in the first quarter of 2008 to $40.93 in the same period of 2009, reflecting price increases, and the migration from analog to digital.

MANAGEMENT DISCUSSION AND ANALYSIS
•	Revenues from Internet access services increased $16.9 million (14.1%) to $136.8 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and price increases implemented in March 2008 and March 2009. In the first quarter ended March 31, 2009, ARPU for our Internet services increased from $41.69 in 2008 to $42.09 in 2009. This increase was due to higher usage revenues and price increases.

•	Revenues from cable telephony services increased $17.6 million (27.1%) to $82.5 million, essentially because of customer growth. In the first quarter ended March 31, 2009, ARPU for our cable telephony services decreased from $32.48 in 2008 to $31.51 in 2009. This decrease was mainly due to lower charges for options and lower long distance revenues per user.

•	Revenues from wireless telephony services increased $2.1 million (30.3%) to $9.1 million, essentially because of customer growth. In the first quarter ended March 31, 2009, ARPU for our wireless telephony services decreased from $48.58 in 2008 to $45.86 in 2009. This decrease was mainly due to lower charges for options and lower long distance revenues per user.

•	Revenues from business solutions decreased $3.2 million (-17.8%) to $14.6 million, mainly due to the end of a major contract in the second quarter of 2008.

•	Revenues of Le SuperClub Vidéotron ltée decreased $3.1 million (-22.1%) to $10.8 million, primarily because of the franchising of corporate stores, sale of the StarStruck Entertainment chain and some store closings, partly offset by an increase of royalties revenues.

•	Other revenues, which represent mainly sales of equipment to customers, remained stable at $11.9 million compared to $12.0 million in 2008.
Monthly combined ARPU: $85.08, compared to $78.37 in the same quarter of 2008, an increase of $6.71 (8.6%).
Customer statistics
Cable television — The combined customer base for cable television services increased by 13,600 (0.8%) in the first quarter of 2009 (compared with 14,100 in the same quarter of 2008) and by 77,000 (4.7%) in the 12-month period ended March 31, 2009 (see Table 2). As of March 31, 2009, our cable network had a household penetration rate (number of cable television subscribers as a proportion of 2,552,499 total homes passed as of the end of March 2009) of 67.7% versus 65.9% a year earlier.
•	The number of subscribers to illico Digital TV stood at 963,200 at the end of the first quarter of 2009, an increase of 35,900 or 3.9% during the quarter (compared with an increase of 34,600 in the first quarter of 2008) and a year-over-year increase of 160,400 (20.0%). At March 31, 2009, 55.7% of our cable television customers were subscribers to our illico Digital TV services compared to 48.6% a year earlier. At March 31, 2009, illico Digital TV had a household penetration rate of 37.7%, compared with 32.0% a year earlier.

•	The customer base for analog cable television services decreased by 22,300 (-2.8%) in the first quarter of 2009 (compared with a decrease of 20,500 customers in the same quarter of 2008) and by 83,400 (-9.8%) over a one-year period, primarily as a result of customer migration to illico Digital TV.
Internet access — The number of subscribers to cable Internet access services stood at 1,089,300 at the end of the first quarter of 2009, an increase of 25.500 (2.4%) for the period (compared with an increase of 32,300 in the first quarter of 2008) and an increase of 124,000 (12.8%) in the 12-month period ended March 31, 2009 (see Table 2). At March 31, 2009, cable Internet access services had a household penetration rate of 42.7%, compared with 38.5% at March 31, 2008.
Cable telephony service — The number of subscribers to cable telephony service stood at 890,900 at the end of the first quarter of 2009, an increase of 38,900 (4.6%) for the period (compared with an increase of 55,200 in the

MANAGEMENT DISCUSSION AND ANALYSIS
first quarter of 2008) and an increase of 199,300 (28.8%) in the 12-month period ended March 31, 2009 (see Table 2). At March 31, 2009, the cable telephone service had a household penetration rate of 34.9%, compared with 27.6% at March 31, 2008.
Wireless telephony service — At March 31, 2009, there were 68,000 lines activated to our wireless telephony service, an increase of 4,600 (7.3%) for the period (compared with an increase of 4,800 in the first quarter of 2008) and an increase of 18,100 (36.3%) in the 12-month period ended March 31, 2009 (see Table 2).
Table 2
End-of-quarter customer numbers
(in thousands of customers)

	March 09	Dec. 08	Sept. 08	June 08	March 08	Dec. 07

Cable television
Analog	766.0	788.3	814.8	829.5	849.4	869.9
Digital	963.2	927.3	876.7	830.5	802.8	768.2

Total cable television	1,729.2	1,715.6	1,691.5	1,660.0	1,652.2	1,638.1

Cable Internet	1,089.3	1,063.8	1,031.4	988.9	965.3	933.0

Cable telephony	890.9	852.0	797.9	742.9	691.6	636.4

Wireless telephony (in thousands of lines)	68.0	63.4	58.6	54.6	49.9	45.1

Operating income: $223.6 million in the first quarter of 2009, an increase of $26.7 million (13.6%).
•	The increase was primarily due to:
•	customer growth for all services; and

•	price increases on our cable television services and cable Internet access services.
Partially offset by:
•	unfavourable variance of $3.1 million related to CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008;

•	higher bundling discounts;

•	increase in the cost of our subscriber equipment due to the weakness of the Canadian dollar;

•	increase in our sales and marketing expenses;

•	increase of our call center and network maintenance costs in order to support our growth; and

•	increase in our management fees.
Operating margin (operating income as a percentage of revenues): 46.8% in the first quarter of 2009, compared with 45.7% in the same period of the previous year.
Amortization charges: $58.7 million, an increase of $6.0 million.
•	The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.

MANAGEMENT DISCUSSION AND ANALYSIS
Financial expenses: $14.9 million, a decrease of $6.6 million.
•	The decrease was mainly due to:
•	$8.5 million of interest capitalized to the cost of fixed and intangible assets related to the investments in our 3G network (none in the first quarter of 2008); and

•	$4.9 million gain in the first quarter of 2009 (loss of $2.3 million in the same period of 2008) on foreign currency translation of financial instruments.
Partially offset by:
•	interest expense of $30.2 million in 2009, compared to $21.3 million for the same period in 2008, due to an increase in long-term debt.
•	The increase in indebtedness is due to the issuance, on April 15, 2008 and March 5, 2009 of respectively US$455.0 million and US$260.0 million aggregate principal amount of Senior Notes.
Valuation and translation of financial instruments: a gain of $10.5 million compared with a loss of $6.6 million last year, an increase of $17.1 million related to changes in fair value of other financial instruments, including embedded derivatives due to changing yield curves.
Income tax expense: $21.1 million (effective tax rate of 13.1%), compared with $18.8 million in the same period of 2008 (effective tax rate of 16.2%).
•	The low rate in 2009 was mainly due to:
•	$18.4 million in non-taxable dividend from related parties (due to the fiscal consolidation); and

•	$8.7 million in recognition of a deferred tax credit.
•	The low rate in 2008 was mainly due to:
•	$21.4 million in non-taxable dividend from related parties (due to the fiscal consolidation).
Net income: $140.5 million, an increase of $43.2 million (44.5%).
•	The increase was mainly due to a $26.7 million increase in operating income (taxable at an average rate of 13.1% due to the fiscal consolidation), the $15.4 million gain in the valuation and translation of financial instruments and the decrease of financial expenses.
Other issues
In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown before the Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court found that these fees did indeed constitute taxes, that the Canadian Radio-television and Telecommunications Commission (“CRTC”) should cease collection of such fees, but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a Superior Court reverses the decision of the Federal Court of Appeal. Considering these facts and as a result of the decision of the Superior Court, the Company reversed its liability of $11.1 million related to these Part II licence fees covering the period from September 1, 2006 to September 30, 2007 in the third quarter of 2007. The Company also ceased to record the Part II licence fees.

MANAGEMENT DISCUSSION AND ANALYSIS
On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court. The plaintiff companies disagree with this decision and the request for leave to appeal to the Supreme Court of Canada was accepted on December 18, 2008. The CRTC publicly stated that it will make no attempt to collect outstanding Part II licence fees until the earlier of (a) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court or (b) the matter is settled between the parties. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect Part II licence fees to which the Company is subject, the Company recorded in the second quarter of 2008 a total liability of $19.5 million related to the Part II licence fees and continues on a monthly basis to accrue for the part II license fees. In the first quarter of 2009, the Company recorded a total liability of $3.1 million related to the Part II licence fees. As of March 31 2009, the Company has accrued a total liability of $28.7 million related to the Part II licence fees.
Cash Flows and Financial Position
Operating activities
Cash flows provided by operating activities: $159.3 million in the first quarter of 2009, compared with $115.3 million in the same quarter of 2008, an increase of $44.0 million (38.2%)
•	The increase was mainly due to:
•	$26.7 million increase in operating income; and

•	$12.3 million decrease in non-cash balances related to operations, mainly due to the decrease in accounts payables.
Investing activities
Cash flows used by investing activities: $306.4 million in the first quarter of 2009, compared with $680.9 million in the same quarter of 2008, a decrease of $374.5 million.
•	The decrease was mainly due to acquisition in 2009 of $190.0 million, compared to $585.0 million in the same period of 2008, of shares of a company under common control for tax planning purposes.
Additions to fixed assets: $101.8 million in the first quarter of 2009, compared to $87.3 million in the same quarter of 2009, an increase of $14.5 million (16.6%).
•	This growth was mainly due to investments in our 3G network.
In October 2008, we and Quebecor Media announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network. This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest). We plan to fund future investments in AWS through cash flow generation and available credit facilities. We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.
Financing activities
Cash flows provided by financing activities: $230.3 million provided in the first quarter of 2009, compared with $565.0 million used in the same quarter of 2008.
•	The $334.7 million decrease was mainly due to:
•	a decrease in net borrowings under bank credit facility of $207.7 million in 2009 compared to an increase of $77.1 million in 2008, mainly caused by the issuance of $325.5 million of long term debt; and

MANAGEMENT DISCUSSION AND ANALYSIS
•	the Company contracting a subordinated loan of $190.0 million from Quebecor Media Inc. in 2009 for fiscal consolidation purposes compared to $585.0 million for the same period in 2008.
Partially offset by:
•	issuance, in 2009, of $325.5 million of long-term debt (net of financing costs); and

•	a decrease of cash distributions to its parent company, Quebecor Media Inc., of $46.0 million ($74.0 million in 2009 compared to $120.0 million for the same period of 2008).
Critical Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, included in our annual report on Form 20-F filed for the year ended December 31, 2008, and that there has been no change in such critical accounting estimates since December 31, 2008.
Contractual obligations
Material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative instruments. The company entered into the following material contractual obligations in 2009:
•	On March 5, 2009, the Company issued US$260.0 million in aggregate principal amount of Senior Notes.
Apart from these obligations, there were no material changes in contractual obligations in the first quarter of 2009 compared with the disclosures in the Annual Report for the year ended December 31, 2008 (Form 20F).

		Payments Due by Period
		as of March 31, 2009
			Less than
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(in million of dollars)
Contractual obligations:
Accounts payable and accrued charges	322.5	322.5	—	—	—
6 7/8% Senior Notes due January 15, 2014	828.4	—	—	828.4
6 3/8% Senior Notes due December 15, 2015	220.0	—	—	—	220.0
9 1/8% Senior Notes due April 15, 2018	888.9	—	—	—	888.9
Cash Interest Expense(1)	1,017.6	133.8	267.7	263.9	352.2
Derivative financial instruments(2)	(105.9)			7.3	(113.2)

Total contractual cash obligations	$3,171.5	$456.3	$267.7	$1,099.6	$1,347.9

(1)	Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at March 31, 2009.

(2)	Estimated net future reimbursements on derivative financial instruments relate to foreign exchange hedging.

MANAGEMENT DISCUSSION AND ANALYSIS
Changes In Accounting Policies And Accounting Estimates
Current changes in accounting policies under Canadian GAAP
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. On adoption of the new Section, the Company has adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures were restated. For more details on the impact of these changes on our financial statements, please refer to Note 2 of our Interim Consolidated Financial Statements for the three-month periods ended March 31, 2009 and 2008.
Recent Accounting Developments In Canada
The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (IFRS).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.
Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and has to be adopted concurrently with Section 1582.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.

MANAGEMENT DISCUSSION AND ANALYSIS
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has worked together with Quebecor Media, our parent company, who established an implementation team, which includes a project manager, senior levels of management from all relevant department, a steering committee to oversee the project, and it has also engaged an external expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.
The Company has completed a detailed diagnostic impact assessment and design phase of the project and is currently executing the solutions development phase of the project. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. The Company also continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS.
Forward-Looking Statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion ;

•	our ability to successfully pursue a strategy of becoming a facilities-based wireless provider;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

MANAGEMENT DISCUSSION AND ANALYSIS
•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Annual Report on Form 20F, included under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

VIDEOTRON LTD.
Interim Consolidated Statements of Income
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(in thousands of Canadian dollars)

	2009	2008

		(restated —
		note 2)

Operating revenues:
Cable television	$211,745	$195,104
Internet	136,819	119,950
Telephony	82,512	64,926
Wireless telephony	9,051	6,944
Business solution	14,631	17,804
Video stores	10,827	13,905
Other	11,929	11,988

	477,514	430,621

Direct costs and operating expenses	253,909	233,758

Amortization	58,671	52,669

Financial expenses (note 3)	14,912	21,559

(Gain) loss on valuation and translation of financial instruments (note 4)	(10,499)	6,597

Other	(1,111)	—

Income before income taxes and non-controlling interest	161,632	116,038

Income taxes:
Current	760	33
Future	20,353	18,743

	21,113	18,776

	140,519	97,262

Non-controlling interest	42	29

Net income	$140,477	$97,233

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(in thousands of Canadian dollars)

	2009	2008

		(restated —
		note 2)

Net income	$140,477	$97,233

Other comprehensive income (loss):
Gain (loss) on valuation of derivative financial instruments	3,061	7,667
Income taxes	(5,345)	(2,034)

	(2,284)	5,633

Comprehensive income	$138,193	$102,866

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(in thousands of Canadian dollars)

				Accumulated
				other	Total
	Capital	Contributed		comprehensive	shareholder’s
	stock	surplus	Deficit	loss (note 9)	equity

Balance as at December 31, 2007, as previously reported	$46,177	$576,979	$(356,744)	$(7,302)	$259,110
Cumulative effect of changes in accounting policies (note 2)	—	—	(1,913)	—	(1,913)

Balance as at December 31, 2007, as restated	46,177	576,979	(358,657)	(7,302)	257,197
Net income	—	—	97,233	—	97,233
Other comprehensive income	—	—	—	5,633	5,633

Balance as at March 31, 2008, as restated	(46,177)	576,979	(261,424)	(1,669)	360,063
Reduction in paid-up capital (note 8)	(46,176)	(73,824)	—	—	(120,000)
Related party transactions	—	—	(1,102)	—	(1,102)
Net income	—	—	299,644	—	299,644
Other comprehensive loss	—	—	—	(25,429)	(25,429)
Dividends	—	—	(110,000)	—	(110,000)

Balance as at December 31, 2008, as restated	1	503,155	(72,882)	(27,098)	403,176
Net income	—	—	140,477	—	140,477
Other comprehensive loss, net of income taxes	—	—	—	(2,284)	(2,284)
Dividends	—	—	(74,000)	—	(74,000)

Balance as at March 31, 2009	$1	$503,155	$(6,405)	$(29,382)	$467,369

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(in thousands of Canadian dollars)

	2009	2008

		(restated —
		note 2)

Cash flows related to operating activities:
Net income	$140,477	$97,233
Adjustments for the following items:
Amortization of fixed assets	55,108	50,668
Amortization of intangible assets	3,516	1,958
Amortization of other assets	47	43
(Gain) loss on disposal of fixed assets	(743)	662
(Gain) loss on valuation and translation of financial instruments (note 4)	(10,499)	6,597
Amortization of financing costs and long-term debt premium or discount (note 3)	153	110
Future income taxes	20,353	18,743
Non-controlling interest	42	29
Other	(1,360)	(640)

	207,094	175,403
Net change in non-cash balances related to operations	(47,808)	(60,126)

Cash flows provided by operating activities	159,286	115,277

Cash flows related to investing activities:
Acquisition of fixed assets	(101,784)	(87,318)
Acquisition of intangible assets	(20,451)	(9,924)
Acquisition of shares of a company under common control (note 6)	(190,000)	(585,000)
Other	5,876	1,362

Cash flows used in investing activities	(306,359)	(680,880)

Cash flows related to financing activities:
Net change in bank indebtedness	(3,613)	23,522
Net borrowings under bank credit facility	(207,670)	77,081
Issuance of long-term debt, net of financing costs (note 7)	325,544	—
Subordinated loan from parent company (note 6)	190,000	585,000
Reduction in paid-up capital	—	(120,000)
Dividends	(74,000)	—

Cash flows provided by financing activities	230,261	565,603

Net change in cash and cash equivalents	83,188	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$83,188	$—

Cash interest payments	$21,499	$24,973
Cash income tax payments (net of refunds)	178	1,141

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(Unaudited)
March 31, 2009 and December 31, 2008
(in thousands of Canadian dollars)

	March 31,	December 31,
	2009	2008

		(restated — note 2)

Assets
Current assets:
Cash and cash equivalents	$83,188	$—
Accounts receivable	163,446	164,375
Income taxes	65	189
Amounts receivable from affiliated companies	73,565	15,611
Inventories	47,707	48,296
Prepaid expenses	24,307	11,756
Future income taxes	14,986	35,982

	407,264	276,209

Investments (note 6)	2,245,000	2,055,000
Fixed assets	1,571,143	1,533,047
Future income taxes	814	1,038
Derivative financial instruments	176,220	124,187
Intangible assets	663,428	646,493
Other assets	34,477	35,427
Goodwill	432,896	433,878

	$5,531,242	$5,105,279

Liabilities and Equity
Current liabilities:
Bank indebtedness	$—	$3,613
Accounts payable and accrued charges	275,855	343,283
Amounts payable to affiliated companies	81,882	19,358
Deferred revenue	173,650	164,779
Income taxes	1,090	1,317

	532,477	532,350

Long-term debt (note 7)	1,968,501	1,807,997
Subordinated loan from parent company (note 6)	2,245,000	2,055,000
Derivative financial instruments	42,362	45,688
Future income taxes	242,659	229,479
Other liabilities	32,874	31,589

	5,063,873	4,702,103

Equity:
Capital stock (note 8)	1	1
Contributed surplus	503,155	503,155
Deficit	(6,405)	(72,882)
Accumulated other comprehensive loss (note 9)	(29,382)	(27,098)

	467,369	403,176

	$5,531,242	$5,105,279

Subsequent events (note 11)
See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
Videotron Ltd. (the “Company”) is a wholly owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company is a cable service provider in the province of Québec for pay-television services, Internet access and telephony services. The Company also provides business telecommunication services, wireless communication services and operates a chain of video stores.
1.	Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.

Certain comparative figures for the previous periods have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2009.

2.	Changes in accounting policies:

Current changes in accounting policies

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as they are incurred. Consequently, the Company has adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software licences, as intangible assets instead of presenting them as fixed assets.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
2.	Changes in accounting policies (continued):

Current changes in accounting policies (continued)

As a result of the adoption of these new rules, the following tables summarize the adjustments that were recorded in the interim consolidated financial statements:

Consolidated Balance sheet

	As of December	As of December
Increase (decrease)	31, 2008	31, 2007

Fixed assets	$(79,428)	$(39,938)
Intangible assets	79,428	39,938
Other assets	(653)	(2,617)
Future income tax liabilities	(175)	(704)
Deficit	478	1,913

Consolidated Statement of income

Three months ended
Increase (decrease)	March 31, 2008

Direct costs and operating expenses	$(725)
Amortization	(471)
Future income tax expense	322

Future changes in accounting policies
The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (IFRS).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
2.	Changes in accounting policies (continued):

Future changes in accounting policies (continued)

the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
3.	Financial expenses:

	2009	2008

Third parties:
Interest on long-term debt	$30,214	$21,344
Amortization of financing costs and long-term debt premium or discount	153	110
Other	(4,979)	2,315

	25,388	23,769

Affiliated parties:
Interest expense	57,687	67,059
Dividend income	(59,610)	(69,269)

	(1,923)	(2,210)

Interest capitalized to the cost of:
Fixed assets	(557)	—
Intangible assets	(7,996)	—

	(8,553)	—

	$14,912	$21,559

4.	(Gain) loss on valuation and translation of financial instruments:

	2009	2008

(Gain) loss on embedded derivatives	$(5,457)	$5,108
(Gain) loss on ineffective portion of fair value hedges	(5,042)	1,489

	$(10,499)	$6,597

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
5.	Pension plans:

The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	2009	2008

Pension plans:
Defined benefit plans	$1,519	$1,413
Defined contribution plans	1,426	1,426

	$2,945	$2,839

6.	Subordinated loan from parent company:

	March 31,	December 31,
	2009	2008

Subordinated loan — Quebecor Media Inc.	$ 2,245,000	$ 2,055,000

On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.
The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
7.	Long-term debt:

On March 5, 2009, the Company issued US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of financing fees of $6.9 million. The Senior Notes bear interest at a rate of 9.125% for an effective interest rate of 9.35% payable every six months on June 15 and December 15, and will mature on April 15, 2018. These Notes are unsecured and contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of the Company and are redeemable at the option of the Company, at a decreasing premium commencing April 15, 2013. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at a foreign exchange rate or 1.2965.

Components of the long-term debt are as follows:

	March 31,	December 31,
	2009	2008

Bank credit facility	$—	$207,670
Senior Notes	1,937,326	1,558,998

	1,937,326	1,766,668

Change in fair value related to hedged interest rate risks	50,318	49,402
Adjustment related to embedded derivatives	6,008	11,465
Financing fees, net of amortization	(25,151)	(19,538)

	$1,968,501	$1,807,997

8.	Capital stock:
(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
8.	Capital stock (continued):

(a)	Authorized capital stock (continued)

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued capital stock

	March 31,	December 31,
	2009	2008

2,515,277 common shares, Series A	$1	$1

On several occasions during the year ended December 31, 2008, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million of which $73.8 million were recorded as a reduction of contributed surplus.

On September 23, 2008, as part of the acquisition of 9193-2962 Québec Inc., the Company issued one common share for a cash consideration of one dollar.

(c)	Stock-based compensation:

The following table provides details of changes to outstanding options under the main stock-based compensation plans established by the parent company for the three-month period ended March 31, 2009:

Outstanding options

		Weighted average
	Number	exercise price

As of December 31, 2008:	1,382,035	$42.35
Granted	51,000	37.91
Exercised	(3,058)	30.08

As of March 31, 2009	1,429,977	$42.22

Vested options as of March 31, 2009	44,590	$27.81

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
8.	Capital stock (continued):
(c)	Stock-based compensation (continued):

During the three-month period ended March 31, 2009, a net reversal of $0.3 million of the compensation charge related to the parent company’s stock-based compensation plans was recorded (a net reversal of $0.8 million was recorded in 2008).

During the three-month period ended March 31, 2009, 3,058 stock options were exercised for a cash consideration of $0.03 million.
9.	Accumulated other comprehensive loss:

Amounts accounted for in the accumulated comprehensive loss relate solely to cash flow hedges.

No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9-year period.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
10.	Significant differences between GAAP in Canada and the United States:

The Company’s interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.
(a)	Consolidated statements of income

	2009	2008

	(restated note 2
	and note 10(viii))

Net income as per Canadian GAAP	$140,477	$97,233

Non-controlling interest as per Canadian GAAP	42	29

Adjustments:
Push-down basis of accounting (i)	(3,584)	(2,153)
Change in the fair value and ineffective portion of derivative financial instruments (iv)	180	(5,953)
Share-based compensation (v)	(3,500)	(471)
Income taxes (vi)	(7,002)	507
Other	(15)	—

	(13,921)	(8,070)

Net income as adjusted per U.S. GAAP	$126,598	$89,192

Attributable to (vii):
Equity shareholder	$126,556	$89,163
Non-controlling interest	42	29

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
10.	Significant differences between GAAP in Canada and the United States (continued):
(b)	Consolidated statements of comprehensive income

	2009	2008

	(restated note 2
	and note 10(viii)

Comprehensive income as per Canadian GAAP	$138,193	$102,866
Non-controlling interest as per Canadian GAAP	42	29
Other adjustments to net income as per (a) above	(13,921)	(8,070)
Adjustments to other comprehensive income:
Derivative financial instruments (iv)	(5,146)	4,194
Income taxes (vi)	707	(856)

	(4,439)	3,338

Comprehensive income as per U.S. GAAP	$119,875	$98,163

Attributable to (vii):
Equity shareholder	$119,833	$98,134
Non-controlling interest	42	29

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
10.	Significant differences between GAAP in Canada and the United States (continued):
(c)	Consolidated balance sheets

		March 31, 2009		December 31, 2008
	Canada	United States	Canada	United States

			(restated —
			note 2)

Fixed assets	$1,571,143	$1,653,020	$1,533,048	$ 1,618,062
Goodwill	432,896	2,573,290	433,878	2,575,703
Future income tax assets	15,800	17,011	37,020	37,289
Other assets	34,477	12,359	35,427	14,764
Accounts payable and accrued charges	(275,855)	(274,574)	(343,283)	(328,700)
Long-term debt	(1,968,501)	(1,969,473)	(1,807,997)	(1,804,003)
Future income tax liabilities	(242,659)	(259,966)	(229,479)	(250,335)
Other liabilities	(32,874)	(12,182)	(31,589)	(12,337)
Contributed surplus	(503,155)	(5,118,353)	(503,155)	(5,118,353)
Deficit	6,405	2,423,218	72,882	2,475,774
Accumulated other comprehensive loss	29,382	22,709	27,098	15,986

Accumulated other comprehensive loss as at March 31, 2009 and December 31, 2008 is as follows:

	March 31,	December 31,
	2009	2008

Accumulated other comprehensive loss as per Canadian GAAP	$(29,382)	$(27,098)
Adjustments:
Pension and postretirement benefits (iii)	9,359	9,359
Derivative financial instruments (iv)	(170)	4,976
Income taxes (vi)	(2,516)	(3,223)

	6,673	11,112

Accumulated other comprehensive loss as per U.S. GAAP	$(22,709)	$(15,986)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
10.	Significant differences between GAAP in Canada and the United States (continued):
(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

As at March 31, 2009, the push-down resulted in an increase in fixed assets of $83.6 million, an increase in goodwill of $2,140.4 million, an increase in future income tax liability of $23.5 million, an increase in contributed surplus of $4,577.0 million and an increase in the deficit of $2,376.5 million

(ii)	Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations were initially applied in 2001 was recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test was recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Pension and postretirement benefits:

Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of the over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize the over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
10.	Significant differences between GAAP in Canada and the United States (continued):
(iv)	Derivative financial instruments and hedging accounting:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(v)	Stock-based compensation:

Under U.S. GAAP, in accordance with SFAS 123(R), Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of the fair values.

(vi)	Income taxes:

The Company and a subsidiary have entered into tax consolidation transactions with a parent company through which tax losses were transferred between the parties. Under Canadian GAAP, these transactions resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
10.	Significant differences between GAAP in Canada and the United States (continued):
(vi)	Income taxes (continued):

threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

(vii)	Business combinations and non-controlling interest:

As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its consolidated financial statements.

The provisions of SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.

The new rules under SFAS 160 establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures have been restated.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended March 31, 2009 and 2008
(tabular amounts are in thousands of Canadian dollars)
10.	Significant differences between GAAP in Canada and the United States (continued):
(viii)	Development and pre-operating costs:

As a result of the adoption of CICA Section 3064 (note 2), the accounting rules related to start-up costs have been harmonized with U.S. GAAP and accordingly, a US GAAP adjustment in connection with these costs is no longer required. The prior period U.S. GAAP adjustment has been restated since the new rules under Canadian GAAP were applied retroactively with restatement of prior period figures.

(ix)	Fair value measurements:

On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.
11.	Subsequent events:
In April 2009, the Company paid dividends to its parent company for total cash distributions of $28.0 million.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan

By:	Marie-Josée Marsan
Vice-President, Finance
and Chief Financial Officer

Date: May 15, 2009